Valeo

04 MAR 16 AM 7:21

04010581

Paris, March 11, 2004

**U.S. Security and Exchange Commission**
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

*File n° 82 – 3668*
*Rule 12g3-2(b)*
**Valeo A.D.R.'s**

SUPPL

Dear Sirs,

Please find enclosed:

- The summary of the prospectus relating to the share buy-back program subject to the Combined Shareholders' Meeting that will be held on March 26,2004 upon first notice, and, failing quorum, on April 4, 2004.

Yours faithfully,

**Bruno-Roland Bernard**
Financial Relations Director

dlw 3/16

Encl.

# SUMMARY OF THE PROSPECTUS

## RELATING TO THE SHARE BUY-BACK PROGRAM SUBJECT TO THE APPROVAL OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING THAT WILL BE HELD ON MARCH 26, 2004 UPON FIRST NOTICE, AND, FAILING QUORUM, ON APRIL 5, 2004

The *Autorité des marchés financiers* affixed the visa No. 04-139 dated March 9, 2004 on the prospectus.

## PURPOSE OF THE BUY-BACK PROGRAM

Valeo is contemplating to buy-back its own shares with a view, in particular:

- to stabilize the stock price by systematic intervention against the market trend;
- to tender shares in exchange, as payment or otherwise during acquisitions;
- to tender shares upon exercise of the rights attached to securities giving rights to shares of the company through redemption, conversion, exchange or presentation of a warrant or any other means;
- to cancel all or part of such shares subject to approval by the Ordinary and Extraordinary Shareholders' Meeting of the thirteenth resolution submitted to said meeting;
- to implement stock purchase plans under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code;
- to implement employee stock purchase plans under the terms provided for by law, in particular Articles L.443-1 *et seq.* of the French Labor Code; and
- to implement a financial and equity management policy including retaining said shares, selling them and transferring them in general.

## TERMS AND CONDITIONS

Subject to the approval of the Ordinary and Extraordinary Shareholders' Meeting, the maximum number of shares that Valeo may buy back is equal to 10% of the total number of shares forming its share capital on the date on which the Board of Directors shall use such authorization, *i.e.* 8,213,373 shares as of the date of the prospectus (*i.e.*, a maximum theoretical amount of euros 575 million based on the maximum purchase price of euros 70 per share) or, after deduction of the 825,348 treasury shares held as of February 20, 2004 (1% of the share capital), 7,388,025 shares (9% of the share capital) (*i.e.* a maximum theoretical amount of euros 517 million based on the maximum purchase price of euros 70 per share). Except as otherwise disclosed to the public by way of information release, the minimum selling price is euros 30 per share. The overall amount allocated to the share buy-back program submitted to the approval of the Ordinary and Extraordinary Shareholders' Meeting may not exceed euros 600 million, including costs and fees. Valeo may use all of the authorized program.

The acquisitions, sales and transfers may be done by any means, including derivatives, on the market or over-the-counter, and in particular by transactions on blocks of securities (without limitation in volume) and at any time, including in the course of tender offers.

The share buy-back program may be implemented over a period of eighteen months following the date of the Shareholders' Meeting, *i.e.* until September 26, 2005 or, if the shareholders' meeting is postponed for lack of quorum, October 5, 2005.

Pursuant to Article L.225-209 of the French Commercial Code, the shares purchased under the share buy-back program may be cancelled only within the limit of 10% of the share capital over any 24-month period.